
May 11, 2022

Michael J. Fitzpatrick
Chief Financial Officer
OceanFirst Financial Corp.
110 West Front Street
Red Bank, New Jersey 07701

> **Re: OceanFirst Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-11713**

Dear Mr. Fitzpatrick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance